Exhibit 12

Press Release

MARCONI STATEMENT

London — 16 August, 2002 — Further to press speculation, Marconi plc (MONI) today confirmed that negotiations are ongoing with its syndicate lending banks and certain bondholders in respect of the Group’s financial restructuring.

Further announcements will be made in due course.

ENDS/...

About Marconi plc

Marconi plc is a global company with research and development facilities in 19 countries, manufacturing operations in 16 countries, and customers in over 100 countries. Marconi delivers innovative solutions which transform communications, networks. Marconi plc is listed on the London Stock Exchange under the symbol MONI

The company’s customer base includes many of the world’s largest telecommunications operators. The company is listed on the London Stock Exchange under the symbol MONI. Additional information about Marconi can be found at www.marconi.com

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 20-F report and Form 6-K reports filed by Marconi plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.

Copyright © 2002 Marconi plc. All rights reserved. All brands or product names are trademarks of their respective holders.

Contacts

David Beck
Public Relations
+44 (0) 207 306 1490
david.beck@marconi.com

Heather Green
Investor Relations
+44 (0) 207 306 1735
heather.green@marconi.com